SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Organizational Instrument
Type:			Phase:
Institutional Policy			In effect
Title:			Number and Version:
RELATED-PARTY TRANSACTIONS AND CONFLICTS OF INTEREST			PI0032 – V.6
Issuing Department:	Approved by:	Validity of the 1st version:	Validity of this version:
CK	BOARD OF DIRECTORS	06/29/2018	07/22/2024
Related Areas (Coverage):		Processes:
SABESP, SUBSIDIARIES		-

CONTENT

1. Introduction	2
2. References	2
3. Definitions	2
4. Purpose	7
5. Guidelines	7
6. Disclosure	12

Organizational Instrument
Type:			Phase:
Institutional Policy			In Effect
Title:			Number and Version:
RELATED-PARTY TRANSACTIONS AND CONFLICTS OF INTEREST			PI0032 – V.6
Issuing Department:	Approved by:	Validity of the 1st version:	Validity of this version:
CK	BOARD OF DIRECTORS	06/29/2018	07/22/2024
Related Areas (Coverage):		Processes:
SABESP		-

1.	Introduction
1.1.	The purpose of this policy on related-party transactions and conflicts of interest (“Policy”) is to guide the conduct of Related-Party Transactions and Conflicts of Interest to preserve the interests of Companhia de Saneamento Básico do Estado de São Paulo (“Company” or “Sabesp”) and ensure full independence and transparency on the matter, in compliance with current legislation and regulations, as well as the Company’s Bylaws and other internal regulations.

1.2.	It applies to the Company and its Subsidiaries, subject to the specifications of each entity.

2.	References
•	Company’s Bylaws (“Bylaws”);
•	Law 6,404, of December 15, 1976 (“Brazilian Corporation Law”);
•	Technical Pronouncement CPC 05 (R1): Disclosure on Related Parties, approved by the Accounting Pronouncements Committee on September 03, 2010 (“CPC 05 (R1)”);
•	Technical Pronouncement CPC 18 (R2): Investment in associate, subsidiary, and jointly controlled entities, approved by the Accounting Pronouncements Committee on December 07, 2012 (“CPC 18 (R2)”);
•	Technical Pronouncement CPC 19 (R2): Joint Arrangements, approved by the Accounting Pronouncements Committee on November 09, 2012 (“CPC 19 (R2)”); and
•	Technical Pronouncement CPC 36 (R3) - Consolidated Statements, approved by the Accounting Pronouncements Committee on December 07, 2012 (“CPC 36 (R3)”).

3.	Definitions
3.1.	The following terms used in this Policy have the meanings outlined below:

3.1.1.	Members of the Management:
(i)	Executive Officers, Board of Directors members, Audit Committee members, Fiscal Council members, and members of statutory or non-statutory advisory committees to the Company’s Board of Directors; and
(ii)	any other persons who have authority and responsibility for planning, directing, and controlling the activities of an entity, directly or indirectly, including any member of the management (executive or other) of that entity.

Organizational Instrument
Type:			Phase:
Institutional Policy			In Effect
Title:			Number and Version:
RELATED-PARTY TRANSACTIONS AND CONFLICTS OF INTEREST			PI0032 – V.6
Issuing Department:	Approved by:	Validity of the 1st version:	Validity of this version:
CK	BOARD OF DIRECTORS	06/29/2018	07/22/2024
Related Areas (Coverage):		Processes:
SABESP		-

3.1.2.	Authority:
(i)	The government of any country, including Brazil, or any of its political subdivisions, at the federal, state, regional, municipal, or provincial level, or any court or tribunal (including arbitration), agency, secretariat, department, or any of its entities or agencies, regulatory or not, including, in the case of Brazil, the Prosecution Office, the Federal Police, the Federal Revenue Office, the National Social Security Institute (INSS), the Registries of Commerce, the civil registry of legal entities, the civil registry of natural persons, the civil registry of deeds and documents, the civil registry of real estate, the Central Bank of Brazil, the Brazilian Securities and Exchange Commission, the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the Brazilian Antitrust Authority (CADE) and other competition defense bodies, B3, and other self-regulatory entities of the capital markets.

3.1.3.	Associate:
(i)	A company in which an entity has significant influence, under paragraphs 1, 4, and 5 of Article 243 of Brazilian Corporation Law.
(ii)	According to CPC 05 (R1), in the definition of a related party, an associate includes the subsidiaries of this associate, and a joint venture includes the subsidiaries of the joint venture. For instance, the subsidiary of an associate and the investor who exercises significant influence over the associate are related parties to each other.

3.1.4.	Market conditions:
(i)	Related-Party Transactions shall meet the requirements below to be classified “under market conditions”:
•	Competitiveness: prices and conditions of services compatible with those practiced in the market.
•	Compliance: adherence to contractual terms and responsibilities practiced by the Company.
•	Transparency: adequate reporting of the agreed conditions, as well as the impacts on the Company’s financial statements.
•	Equity: definition of mechanisms that prevent discrimination or privileges and adoption of practices that ensure the non-use of insider information or business opportunities for individual or third-party benefits.
•	Commutativity: proportional benefits for each party.

Organizational Instrument
Type:			Phase:
Institutional Policy			In Effect
Title:			Number and Version:
RELATED-PARTY TRANSACTIONS AND CONFLICTS OF INTEREST			PI0032 – V.6
Issuing Department:	Approved by:	Validity of the 1st version:	Validity of this version:
CK	BOARD OF DIRECTORS	06/29/2018	07/22/2024
Related Areas (Coverage):		Processes:
SABESP		-

3.1.5.	Conflicts of Interest:
(i)	Conflicts of interest occur when a Person with decision-making power (including Members of the Management, Controlling Shareholders, and Persons with Significant Influence) is not independent regarding the matter under discussion and can influence or make decisions in which they might simultaneously be motivated by personal interest or benefit, whether distinct or convergent with the interest of the Company. A conflict of interest is also characterized when the Person involved in the decision-making process can obtain direct gains from the decision, for themselves, a Close Member of their Family, or a third party with whom the person is related.
(ii)	For the purposes of this Policy, a conflict of interest is also characterized regarding any Board of Directors member elected under any agreement who is involved in any Company decision-making processes, proposals submitted to the Board of Directors, where there may be interest or benefit as described in item (i) above for the shareholder who appointed such member to the Board of Directors.

3.1.6.	Subsidiary:
(i)	A company directly or indirectly controlled by an entity, under Article 116 and paragraph 2 of Article 243 of Brazilian Corporation Law.

3.1.7.	Control or Controlling Shareholder:
(i)	When used regarding an entity, it has the meaning attributed to in Article 116 and paragraph 2 of Article 243 of Brazilian Corporation Law.
(ii)	An investor controls an investee when they are exposed to or have rights to variable returns arising from their involvement with the investee, and can impact those returns through their power over the investee, including management power and decision-making authority over the administration of the investee’s assets and liabilities.

Organizational Instrument
Type:			Phase:
Institutional Policy			In Effect
Title:			Number and Version:
RELATED-PARTY TRANSACTIONS AND CONFLICTS OF INTEREST			PI0032 – V.6
Issuing Department:	Approved by:	Validity of the 1st version:	Validity of this version:
CK	BOARD OF DIRECTORS	06/29/2018	07/22/2024
Related Areas (Coverage):		Processes:
SABESP		-

3.1.8.	Joint Venture:
(i)	Contractually agreed sharing of Control over a business that exists only when decisions about relevant activities require the consent or agreement of the parties sharing Control.

3.1.9.	Economic Group:
(i)	According to CPC 36 (R3), it is the Parent Company and all its subsidiaries.

3.1.10.	Significant Influence:
(i)	According to CPC 18 (R2), significant influence is the power to participate in the financial and operational policy decisions of an investee without having individual or joint control over those policies.
(ii)	Under paragraphs 4 and 5 of Article 243 of Brazilian Corporation Law, there is significant influence when the investor holds or exercises the power to participate in the investee’s financial or operational policy decisions without controlling it.
(iii)	Significant influence is presumed when the investor, individually or due to a voting agreement with other investors, holds at least 20% (twenty percent) of the investee’s voting capital without controlling it.

3.1.11.	Close Members of their Families:
(i)	Close members of a person’s family are:
•	The person’s children, spouse, or partner;
•	The children of the person’s spouse or partner;
•	Dependents of the person, their spouse, or partner; and
•	Any other family members who might be expected to influence or be influenced by the person in their businesses with the Company.

3.1.12.	Related Parties:
(i)	Related parties to the Company are those that fit the definitions of CPC 05(R1):
•	Individuals and their Close Family Members, if (a) they have Significant Influence over the Company; (b) they are members of the Company’s Parent Company’s Key Management Personnel; and (c) they are Members of the Management of the Company.

Organizational Instrument
Type:			Phase:
Institutional Policy			In Effect
Title:			Number and Version:
RELATED-PARTY TRANSACTIONS AND CONFLICTS OF INTEREST			PI0032 – V.6
Issuing Department:	Approved by:	Validity of the 1st version:	Validity of this version:
CK	BOARD OF DIRECTORS	06/29/2018	07/22/2024
Related Areas (Coverage):		Processes:
SABESP		-

•	Legal entities, if (a) they are members of the same Economic Group to which the Company belongs; (b) they are subject to Significant Influence by the same Economic Group to which the Company belongs; (c) they are Parent Companies, Subsidiaries, Jointly Controlled Entities, or Associates of the Company; (d) they are subject to post-employment benefit plans whose beneficiaries are Company employees; and (e) they are fully or jointly controlled by the individuals identified above.

3.1.13.	Key Management Personnel:
(i)	According to CPC 05 (R1), key management personnel are those persons who have authority and responsibility for planning, directing, and controlling the activities of an entity, directly or indirectly, including any Member of the Management (executive or other) of that entity.
(ii)	For the purposes of this Policy, Key Management Personnel of an entity are the Members of the Management of that entity.

Organizational Instrument
Type:			Phase:
Institutional Policy			In Effect
Title:			Number and Version:
RELATED-PARTY TRANSACTIONS AND CONFLICTS OF INTEREST			PI0032 – V.6
Issuing Department:	Approved by:	Validity of the 1st version:	Validity of this version:
CK	BOARD OF DIRECTORS	06/29/2018	07/22/2024
Related Areas (Coverage):		Processes:
SABESP		-

3.1.14.	Person
(i)	any natural or legal person, corporation, limited liability company, partnership, consortium, association, cooperative, joint venture, trust, investment fund, non-incorporated company, or any other entity or organization, including an Authority.

3.1.15.	Related-Party Transactions:
(i)	“Related-Party Transactions” means, regarding a Person, any legal businesses, negotiations, agreements, contracts, operations, transactions, and/or commercial relationships between that Person and any of its Related Parties.
(ii)	Examples of Related-Party Transactions:
•	purchases or sales of goods (finished or unfinished);
•	purchases or sales of properties and other assets;
•	provision or receipt of services;
•	leases;
•	transfer of research and development;
•	transfers under licensing agreements;
•	financial transfers (including loans and contributions to capital in cash or equivalents);
•	provision of guarantees, endorsements, or sureties;
•	assumption of commitments to do something in the event of a particular occurrence or non-occurrence in the future, including executory contracts (recognized or not); and
•	settlement of liabilities on behalf of the entity or by the entity on behalf of a related party.

4.	Purpose
4.1.	Establish criteria to be observed in Related-Party Transactions and Conflicts of Interest.
4.2.	Establish mechanisms to be adopted in situations involving potential Conflicts of Interest in Related-Party Transactions.

5.	Guidelines
5.1.	Without prejudice to the mechanisms described in this Policy, all legal business, as well the respective contractual amendments, agreements, and cooperation agreements, even if no value is involved, must be submitted by the unit/area responsible for analysis by the area responsible for the Company’s compliance and risk management, which will identify and verify any Related-Party Transaction and submit it for analysis and opinion by the Related-Party Transactions Committee before resolution on the Related-Party Transaction under the Approval Levels Policy.

Organizational Instrument
Type:			Phase:
Institutional Policy			In Effect
Title:			Number and Version:
RELATED-PARTY TRANSACTIONS AND CONFLICTS OF INTEREST			PI0032 – V.6
Issuing Department:	Approved by:	Validity of the 1st version:	Validity of this version:
CK	BOARD OF DIRECTORS	06/29/2018	07/22/2024
Related Areas (Coverage):		Processes:
SABESP		-

5.2.	Identification of Related-Party Transactions:
5.2.1.	Without prejudice to the mechanisms described in this Policy, all legal business, as well as the respective contractual amendments, agreements, and cooperation agreements, even if no value is involved, must be submitted by the responsible unit to the area responsible for the compliance and risk management, which will identify and analyze any Related-Party Transaction.

5.2.2.	The area responsible for the Company’s compliance and risk management shall:
(i)	Receive relevant documents from the unit responsible for entering into and controlling potential Related-Party Transactions, which should include the terms and purpose of the business.
(ii)	Conduct preliminary identification and analysis of any potential Related-Party Transaction, considering the Company’s risk management system.
(iii)	Coordinate an internal committee to verify or approve the preliminary assessment of a transaction as a Related-Party Transaction. Once installed, it can include representatives from the legal, corporate governance, contract management, and/or procurement areas.
(iv)	Submit the Related-Party Transaction for analysis and opinion by the Related-Party Transactions Committee;
(v)	Submit the Related-Party Transaction for resolution and approval, under the Approval Levels Policy.
(vi)	Regularly analyze and monitor the adequacy of ongoing Related-Party Transactions and report the matter to the Related-Party Transactions Committee.

5.2.3.	If a Related-Party Transaction is identified, the area responsible for the Company’s compliance and risk management must submit the transaction documentation to the Related-Party Transactions Committee, which shall:
(i)	Analyze and provide opinions on any operations that characterize a Related-Party Transaction and the impact of their execution, including regarding (a) reputational risks; (b) execution under market conditions, on commutative bases or with adequate compensatory payment; (c) well-founded justifications for transactions not classified under commutative and market conditions and the need for compensatory payment.

Organizational Instrument
Type:			Phase:
Institutional Policy			In Effect
Title:			Number and Version:
RELATED-PARTY TRANSACTIONS AND CONFLICTS OF INTEREST			PI0032 – V.6
Issuing Department:	Approved by:	Validity of the 1st version:	Validity of this version:
CK	BOARD OF DIRECTORS	06/29/2018	07/22/2024
Related Areas (Coverage):		Processes:
SABESP		-

(ii)	Provide a reasoned opinion on situations involving potential Conflicts of Interest in Related-Party Transactions when an Administrator, shareholder, or another governance agent is not independent concerning the matter under discussion and may influence or make decisions motivated by particular interests or those distinct from the Company’s interest, even if aligned with the Company's interest.

5.3.	Under the Approval Levels Policy, all Related-Party Transactions must be approved and/or brought to the attention of the Executive Board by the area responsible for compliance and risk management.

5.4.	All Related-Party Transactions must be reported to the Audit Committee at least every quarter, which will also analyze the adequacy of the Related-Party Transactions and their respective disclosures.

5.5.	When the Related Party is a member of the Company's Board of Directors (or the shareholder who appointed such member to the Board), the Related-Party Transaction must also be submitted for approval by the Board of Directors, regardless of the approval authority provided in the Approval Levels Policy.

5.6.	The following Related-Party Transactions are not subject to the governance provided for in the preceding items of this Policy and must follow specific rules, including approval and disclosure:
(i)	Payment of dividends and/or interest on equity;
(ii)	Payment of compensation and benefits to Administrators under the Company's compensation policy;
(iii)	Transactions between the Company and its wholly-owned subsidiaries;
(iv)	Transactions strictly in compliance with applicable law and/or regulations; and
(v)	Transactions or business involving capital contributions between the Company and its investees in which the Company and/or its Subsidiaries have Significant Influence, under the Bylaws and the Approval Levels Policy.

Organizational Instrument
Type:			Phase:
Institutional Policy			In Effect
Title:			Number and Version:
RELATED-PARTY TRANSACTIONS AND CONFLICTS OF INTEREST			PI0032 – V.6
Issuing Department:	Approved by:	Validity of the 1st version:	Validity of this version:
CK	BOARD OF DIRECTORS	06/29/2018	07/22/2024
Related Areas (Coverage):		Processes:
SABESP		-

5.7.	In situations that may involve a Conflict of Interest between personal interest and the Company's interest, it is the duty of Administrators (including those representing a shareholder who is a party in a Related-Party Transaction), as applicable, to:
(i)	timely and formally declare their impediment as soon as they become aware of the fact, informing the body of the nature and extent of their interest;
(ii)	refrain from participating and voting on the matter under discussion or resolution;
(iii)	record the fact in the minutes of the respective body’s meeting; and
(iv)	absent themselves from discussions and resolutions.

5.8.	All members of a decision-making body with competence to analyze and resolve on the Related-Party Transaction must indicate the existence of any potential Conflict of Interest, as well as communicate any circumstance, suspicion, or impeditive fact for their participation in an individual decision or within the body.

5.9.	If the member of a decision-making body who has a Conflict of Interest with the Company does not declare their impediment, any other member of the body or, in the case of the General Meeting, the shareholder who is aware of the impediment may do so, and the record of the withdrawal from the discussion and resolution of the matter must be included in the minutes.

5.10.	Votes cast in Conflicts of Interest, even if identified after the resolution of the statutory body or the holding of the General Meeting, will be null or voidable, as applicable.

5.11.	The absence of a voluntary and timely declaration of any Conflict of Interest on the matter under discussion and the lack of record in the minutes regarding such Conflict of Interest will be considered violations of this Policy, which will be reported to the Board of Directors when identified or pointed out by third parties, and may result in possible sanctions.

5.12.	The Related-Party Transactions Committee shall include the monitoring and verification of compliance with this Policy in its work plan.

5.13.	The disclosure of information regarding Related-Party Transactions must be conducted as established by the regulations in force. Disclosure in the notes to the Company's financial statements must comply with applicable accounting pronouncements.

Organizational Instrument
Type:			Phase:
Institutional Policy			In Effect
Title:			Number and Version:
RELATED-PARTY TRANSACTIONS AND CONFLICTS OF INTEREST			PI0032 – V.6
Issuing Department:	Approved by:	Validity of the 1st version:	Validity of this version:
CK	BOARD OF DIRECTORS	06/29/2018	07/22/2024
Related Areas (Coverage):		Processes:
SABESP		-

5.14.	Administrators must declare their Related Parties according to Attachment 01.

5.15.	Before the execution of contracts, suppliers must declare the existence of Related Parties according to Attachment 02. If they identify themselves as a Related Party of the Company, the transaction must follow the criteria established in this Policy.

5.16.	The Related-Party Transactions Committee must evaluate, monitor, and recommend improvements to this Policy during its review.

5.17.	The area responsible for the Company’s compliance and risk management will be responsible for defining business procedures and follow-up actions of this Policy and must report such regulations to the Related-Party Transactions Committee.

5.18.	This Policy shall become effective on the settlement date of the public offering for distribution of shares issued by the Company addressed to by State Law 17,853/2023, and shall remain effective for an Indefinite time.

Organizational Instrument
Type:			Phase:
Institutional Policy			In Effect
Title:			Number and Version:
RELATED-PARTY TRANSACTIONS AND CONFLICTS OF INTEREST			PI0032 – V.6
Issuing Department:	Approved by:	Validity of the 1st version:	Validity of this version:
CK	BOARD OF DIRECTORS	06/29/2018	07/22/2024
Related Areas (Coverage):		Processes:
SABESP		-

5.19.	This Policy shall be revised at least every 3 (three) years or whenever necessary to keep its content updated, whether to ensure the continuous improvement of corporate governance practices or due to statutory, legislative, or regulatory amendments, and shall be reviewed, approved, and recorded in the minutes of the Board of Directors’ meetings.

5.20.	This Policy can only be changed by a decision of the Company’s Board of Directors. Omissions shall be decided by the Company’s Board of Directors.

6.	Disclosure
a)	Electronic Document Manager;
b)	Sabesp’s corporate website;
c)	Sabesp’s IR website.

7.	Supplements
Referenced Attachments (Attachment Base)	Referenced Documents	Registration Information
---	---	---
Attached Files (Supplementary Files of the Organizational Instrument)
PI0032 - V.6 - Appendix 01 – Declaration of Subsídiaries. – Individual.pdf PI0032 - V.6 - Appendix 02 – Declaration of Related Parties. – Suppliers.pdf

Appendix Name:	Appendix Number
Declaration of Subsidiaries – Individual	[01]
Linked to the Instrument:
PI0032 – V.6 - Institutional Policy on Related-Party Transactions and Conflicts of Interest

Declaration of Subsidiaries – Individual

I, [name], individual taxpayer’s (CPF) number [...], as [position or title], under the Policy of Related-Party Transactions and Conflicts of Interest of Companhia de Saneamento Básico do Estado de São Paulo – Sabesp, declare that:

The following are close members of my family (*):

Individual Taxpayer’s ID (CPF)	Name	Relationship

Additionally:

( ) neither I nor close members of my family(*) fully or jointly control any entity.

OR

( ) I or close members of my family(*) fully or jointly control the following entities:

Corporate Taxpayer’s ID (CNPJ):	Corporate Name	Address	Name of the partners

If there is any change in the information above, I commit to resubmit it to Sabesp, in writing, within 10 (ten) days from the date of the change.

By this means, I authorize Sabesp to include the individuals and legal entities mentioned herein in the Related-Party Record maintained by the Company.

[city], [date]

___________________________

[name]

(*) Close members of a family are: (a) the person’s children, spouse, or partner; (b) the children of the person’s spouse or partner; (c) dependents of the person, their spouse, or partner; and (d) any other family members who might be expected to influence or be influenced by the person in their businesses with Sabesp.

Appendix Name:	Appendix Number
Declaration of existence of Related Parties – Suppliers	[02]
Linked to the Instrument:
PI0032 – V.6 - Institutional Policy on Related-Party Transactions and Conflicts of Interest

DECLARATION OF EXISTENCE OF RELATED PARTIES – SUPPLIERS

To

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Re: CONTRACT NUMBER [______]

Company: [CORPORATE NAME]

Dear Sirs,

I, [FULL NAME], individual taxpayer’s (CPF) number [______], [POSITION OR TITLE], as representative of the company [CORPORATE NAME], enrolled in the registry of corporate taxpayers (CNPJ) under number _________, in compliance with the Policy on Related-Party Transactions and Conflicts of Interest of Companhia de Saneamento Básico do Estado de São Paulo – Sabesp, DECLARE, under applicable penalties, that neither in our company nor in any other company in which we have a partnership or that belongs to our corporate group, as administrator (executive officer or Board member) or partner, DO WE QUALIFY as a Related Party of Sabesp in any of the situations defined therein.

Any change in the information above during the contract execution period will be resubmitted to Sabesp, in writing, within 10 (ten) days from the date of the change.

I also declare awareness that, in case of identification as a related party of Sabesp, the transaction must follow the criteria established in the Policy on Related-Party Transactions.

___________, ___________ __, ______

___________________________________

([Name and Signature of the Declarant])

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 27, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.